SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required, effective October 7, 1996]

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]

For the transition period

from ________________ to _____________

Commission file number 0-27384

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CORP OF THE WEST

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST

550 West Main Street

Merced, CA 95340

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West, Inc. on Form S-8 of our report dated June 15, 2002, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan included in the annual report for the plan for the plan years ended December 31, 2001 and 2000, as filed on Form 11-K with the Securities and Exchange Commission. We also consent to the use of our name on our report, dated June 15, 2002, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2001 and 2000, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

/s/ Cassabon, McIlhatton & Associates, LLP

Cassabon, McIlhatton & Associates, LLP
Certified Public Accountants

June 15, 2002

To the Trustees of

Capital Corp of the West

401(k) Plan

Independent Auditors’ Report

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West 401(k) Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information included in Schedule H — Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cassabon, McIlhatton & Associates, LLP
Cassabon, McIlhatton & Associates, LLP
Certified Public Accountants

Fresno and Merced,

California

CAPITAL CORP OF THE WEST

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000

Assets

Investments:

At fair value - (Note 2)
Shares of registered investment companies:
Great West Life funds	$1,610,345	$1,472,356
Capital Corp of the West company stock	1,496,122	1,039,980
Participant notes receivable	16,280	16,077

	3,122,747	2,528,413
Receivables:

Employers’ contributions	26,143	25,051

Cash	65	2,942

Total Assets	3,148,955	2,556,406

Net Assets Available for Benefits	$3,148,955	$2,556,406

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001

	Participant Directed
	Guaranteed	Guaranteed	Guaranteed	Short	American		Orchard	Maxim
	Certificate	Certificate	Certificate	Term	Century	AIM	Index	Growth
	Fund	Fund	Fund	Fund I	Ultra	Constellation	600	Index
	1GCF 36M	1GCF 60M	1GCF 84M	1MMF-1	1LGRULT	1LGRCON	1SBLOI6	1LGRXGI
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$—	$—	$—	$—	$(16,568)	$(27,722)	$5,056	$(7,003)
Interest and dividends	635	80	1	375	—	—	—	—

	635	80	1	375	(16,568)	(27,722)	5,056	(7,003)
Contributions:
Participants’	3,377	—	—	—	20,623	37,125	2,712	7,991
Rollovers	—	—	—	—	—	—	17,274	—
Employer	—	—	—	—	—	—	—	—

Total Additions	4,012	80	1	375	4,055	9,403	25,042	988

Deductions from net assets attributed to:
Benefits paid to participants	1,630	160	45	577	20,579	2,050	—	—
Administrative expenses	19	1	—	6	75	143	11	35

Total Deductions	1,649	161	45	583	20,654	2,193	11	35

Net increase (decrease) prior to inter-fund transfers	2,363	(81)	(44)	(208)	(16,599)	7,210	25,031	953
Inter-fund transfers	(573)	—	—	—	5,206	(5,214)	385	705

Net increase (decrease)	1,790	(81)	(44)	(208)	(11,393)	1,996	25,416	1,658

Net assets available for benefits:
Beginning	13,308	1,757	44	9,689	108,352	100,937	9,453	48,656

Ending	$15,098	$1,676	$—	$9,481	$96,959	$102,933	$34,869	$50,314

(Continued)

The accompanying notes are an integral part of these financial statements.

	Participant Directed
	Maxim Small-Cap Value 1SVAXLS	The Lord Abbett Developing Growth Fund 1SGRLDG	Maxim US Govt Mort Sec 1BIMXUS	Maxim Bond Index 1BIMXBI	Maxim Corporate Loomis Sayles Bond 1BMSXLC	Maxim Global Bond 1BINXDG	Maxim Short-term Maturity 1BSHXST	Fidelity Adv Growth Opportunities 1LBLFGO
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$1,028	$(937)	$2,172	$935	$311	$76	$366	$(7,348)
Interest and dividends	—	—	—	—	—	—	—	—

	1,028	(937)	2,172	935	311	76	366	(7,348)
Contributions:
Participants’	1,967	6,606	8,181	3,268	7,648	91	1,879	9,831
Rollovers	—	—	17,685	—	—	—	17,685	—
Employers	—	—	—	—	—	—	—	—

Total Additions	2,995	5,669	28,038	4,203	7,959	167	19,930	2,483

Deductions from net assets attributed to:
Benefits paid to participants	—	308	8,128	5,150	1,756	2,988	—	2,654
Administrative expenses	14	20	35	16	37	10	3	54

Total Deductions	14	328	8,163	5,166	1,793	2,998	3	2,708

Net increase (decrease) prior to inter-fund transfers	2,981	5,341	19,875	(963)	6,166	(2,831)	19,927	(225)
Inter-fund transfers	401	953	(4,307)	586	(10,720)	—	—	(101)

Net increase (decrease)	3,382	6,294	15,568	(377)	(4,554)	(2,831)	19,927	(326)

Net assets available for benefits:
Beginning	6,061	15,580	37,342	17,525	38,150	5,527	3,981	43,232

Ending	$9,443	$21,874	$52,910	$17,148	$33,596	$2,696	$23,908	$42,906

(Continued)

The accompanying notes are an integral part of these financial statements.

	Participant Directed
	Orchard Index 500 1LBLOI5	AIM Weingarten 1LGRWIN	Maxim Small Cap Value 1SVAXAS	Maxim Mid Cap T. Rowe 1MGRXTM	Maxim Growth & Income 1LBLXFG	AIM Charter 1LBLCHA	Maxim Value Index 1LVAXVI	Putnam Growth & Income Fund 1LVAPGI
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(8,166)	$(33,610)	$2,616	$272	$(2,674)	$(43,899)	$(4,900)	$(10,897)
Interest and dividends	—	—	—	—	—	—	—	—

	(8,166)	(33,610)	2,616	272	(2,674)	(43,899)	(4,900)	(10,897)
Contributions:
Participants’	7,926	37,615	14,691	10,500	1,863	29,199	11,908	33,027
Rollovers	—	—	—	—	—	—	35,371	—
Employer	—	—	—	—	—	—	—	—

Total Additions	(240)	4,005	17,307	10,772	(811)	(14,700)	42,379	22,130

Deductions from net assets attributed to:
Benefits paid to participants	1,686	4,518	13,532	—	2,707	21,700	2,401	9,199
Administrative expenses	38	109	14	16	14	109	29	136

Total Deductions	1,724	4,627	13,546	16	2,721	21,809	2,430	9,335

Net increase (decrease) prior to inter-fund transfers	(1,964)	(622)	3,761	10,756	(3,532)	(36,509)	39,949	12,795
Inter-fund transfers	803	(3,213)	1,490	5,279	(642)	6,653	(865)	3,691

Net increase (decrease)	(1,161)	(3,835)	5,251	16,035	(4,174)	(29,856)	39,084	16,486

Net assets available for benefits:
Beginning	57,572	88,105	16,645	16,545	14,746	174,691	40,074	131,567

Ending	$56,411	$84,270	$21,896	$32,580	$10,572	$144,835	$79,158	$148,053

(Continued)

The accompanying notes are an integral part of these financial statements.

	Participant Directed
	Oakmark Select II 1MVAOS2	Putnam Global Growth 1IWSPGC	Maxim Invesco ADR 1IFSXIA	Fidelity Advisor Overseas 1IFSFAO	Maxim Index Pacific Fund 1IPAXIP	Maxim Index European Fund 1IEUXIE	Maxim Money Market 1CMMXMM	Profile Series I 1PBAXPI
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$33	$(20,341)	$(264)	$(1,058)	$(1,026)	$(932)	$928	$(11,675)
Interest and dividends	—	—	—	—	—	—	—	—

	33	(20,341)	(264)	(1,058)	(1,026)	(932)	928	(11,675)
Contributions:
Participants’	15	25,356	584	707	2,033	254	6,564	13,781
Rollovers	—	17,274	—	—	—	—	—	—
Employer	—	—	—	—	—	—	—	—

Total Additions	48	22,289	320	(351)	1,007	(678)	7,492	2,106

Deductions from net assets attributed to:
Benefits paid to participants	—	5,535	—	149	—	1,572	6,958	5,176
Administrative expenses	—	81	1	8	5	3	26	119

Total Deductions	—	5,616	1	157	5	1,575	6,984	5,295

Net increase (decrease) prior to inter-fund transfers	48	16,673	319	(508)	1,002	(2,253)	508	(3,189)
Inter-fund transfers	1,247	(1,763)	—	(119)	(383)	—	(1,106)	(5,008)

Net increase (decrease)	1,295	14,910	319	(627)	619	(2,253)	(598)	(8,197)

Net assets available for benefits:
Beginning	—	70,081	1,327	4,754	2,616	4,067	36,013	81,998

Ending	$1,295	$84,991	$1,646	$4,127	$3,235	$1,814	$35,415	$73,801

(Continued)

The accompanying notes are an integral part of these financial statements.

	Participant Directed					Non-Participant Directed
	Profile	Profile	Profile	Profile	Capital
	Series II	Series III	Series IV	Series V	Corp of the		Loans To
	1PBAXP2	1PBAXP3	1PBAXP4	1PBAXP5	West Stock	Other	Participants	Total
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(18,232)	$(6,246)	$(1,608)	$52	$230,542	$—	$—	$19,281
Interest and dividends	—	—	—	—	59,488	34	1,334	61,947

	(18,232)	(6,246)	(1,608)	52	290,030	34	1,334	81,228
Contributions:
Participants’	29,891	9,840	10,644	663	163,558	—	—	521,918
Rollovers	625	32,955	—	—	19,361	—	—	158,230
Employer	—	—	—	—	70,344	46,392	—	116,736

Total Additions	12,284	36,549	9,036	715	543,293	46,426	1,334	878,112

Deductions from net assets attributed to:
Benefits paid to participants	679	11,620	7,571	—	122,940	588	—	264,556
Administrative expenses	121	68	46	5	—	19,580	—	21,007

Total Deductions	800	11,688	7,617	5	122,940	20,168	—	285,563

Net increase (decrease) prior to inter-fund transfers	11,484	24,861	1,419	710	420,353	26,258	1,334	592,549
Inter-fund transfers	—	—	—	—	35,789	(28,043)	(1,131)	—

Net increase (decrease)	11,484	24,861	1,419	710	456,142	(1,785)	203	592,549

Net assets available for benefits:
Beginning	159,658	54,969	51,159	6,175	1,039,980	27,993	16,077	2,556,406

Ending	$171,142	$79,830	$52,578	$6,885	$1,496,122	$26,208	$16,280	$3,148,955

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1 - Description of Plan:

The following description of Capital Corp of the West (Company) 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan. Every Employee of the Company is eligible to participate on the January 1st or July 1st coinciding with the date on which the Employee has completed one-half year of service for participation and has reached age 21. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute the maximum amount allowed by law of pretax annual compensation as defined in the Plan.  The Company may make a matching contribution.  The amount of the match, if any, will be determined by the Company each year.  Additional discretionary amounts may be contributed at the option of the company’s board of directors.

Participants Accounts - Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings, and (c) forfeitures of terminated participant’s non-vested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions and employer matching contribution in any of the investment options available.  The funds which represent 5% or more of the net assets available for benefits at December 31, 2001 are indicated by *.

   Great West Life Funds:

1GCF 36M - Guaranteed Certificate Fund	1GCF 60M - Guaranteed Certificate Fund
1GCF 84M - Guaranteed Certificate Fund	1MMF-1 - Short Term Fund I
1LGRULT - American Century Ultra	1LGRCON - AIM Constellation
1SBLOI6 — Orchard Index 600	1LGRXGI - Maxim Growth Index
1SVAXLS —Maxim Loomis Sayles Sm-Cap Value	1SGRLDG — The Lord Abbett Growth Fund
1BIMXUS - Maxim US Govt Mort Sec	1BIMXBI — Maxim Bond Index
1BMSXLC — Maxim Corp. Loomis Sayles Bond	1BINXDG — Maxim Global Bond
1BSHXST - Maxim Short-term Maturity	1LBLFGO -Fidelity Adv Growth Opportunities
1LBLOI5 - Orchard Index 500	1LGRWIN - AIM Weingarten
1SVAXAS — Maxim Ariel Small Cap Value	1MGRXTM - Maxim Mid Cap T. Rowe
1LBLXFG — Maxim Growth & Income

(Continued)

1LBLCHA - AIM Charter	1LVAXVI - Maxim Value Index
1LVAPGI - Putnam Fund-Growth & Income	1IWSPGC - Putnam Global Growth
1IFSXIA - Maxim Invesco ADR	1IFSFAO- Fidelity Advisor Overseas
1IPAXIP — Maxim Index Pacific Fund	1IEUXIE - Maxim Index European Fund
1CMMXMM - Maxim Money Market	1PBAXP1 - Profile Series I
1PBAXP2 - Profile Series II*	1PBAXP3 - Profile Series III
1PBAXP4 - Profile Series IV	1PBAXP5 - Profile Series V
1MVAOS2 — Oakmark Select II	Capital Corp of the West Stock*

Participants may change their investment options.

Participants Notes Receivable - Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participants Note Fund.  Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence of the Participant, in which case the term of such loan shall be arrived at by mutual agreement between the Committee and the Participant.  All loans shall be secured by the borrower’s vested account balance and shall be evidenced by the borrower’s promissory note.  The loans will bear interest at a rate being charged for similar purpose loans by institutional lenders.  All loans have a definite repayment schedule with payments being no less than quarterly.

Benefit Payments - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments over a period of 10 years or less or an amount each year not to extend beyond the participant’s life expectancy.

Forfeited Accounts — At December 31, 2001 forfeited nonvested accounts totaled $1,851.  These accounts will be reallocated to participants in the same manner as employer contributions.

Administrative Expenses -  Administrative expenses are paid directly by the Plan.

Note 2 - Summary of Accounting Policies:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

(Continued)

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Shares of Capital Corp of the West are valued by the exchange price on the Nasdaq National Market System at the close of business on December 31, 2001 and 2000.  Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Benefit Payments - Benefits are recorded when paid.

Note 3 - Plan Termination:

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, Participants will become fully vested in their accounts.

Note 4 - Tax Status:

The Plan obtained its latest determination letter on October 25, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan has been amended since receiving the determination letter.  However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

CAPITAL CORP OF THE WEST

401(k) PLAN

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

Schedule H — Part IV

For calender plan year 2001

Name of plan sponsor

Capital Corp of the West

Name of plan

Capital Corp of the West 401 (k) Plan

Schedule of Assets Held for Investment Purposes At End of Year

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(D) Cost	(E) Current Value
	Guaranteed Certificate Fund — 36M			15,098
	Guaranteed Certificate Fund — 60M			1,676
	Short Term Fund I			9,481
	American Century Ultra			96,959
	AIM Constellation			102,933
	Orchard Index 600			34,869
	Maxim Growth Index			50,314
	Maxim Loomis Sayles Small Cap Value			9,443
	The Lord Abbett Developing Growth Fund			21,874
	Maxim US Gov’t Mortgage Securities			52,910
	Maxim Bond Index			17,148
	Maxim Corporate Loomis Sayles Bond			33,596
	Maxim Global Bond			2,696
	Maxim Short-term Maturity			23,908
	Fidelity Advanced Growth Opportunities			42,906
	Orchard Index 500			56,411
	AIM Weingarten			84,270
	Maxim Ariel Small Cap Value			21,896
	Maxim T. Rowe Price Mid-Cap Growth			32,580
	Maxim Founder’s Growth & Income			10,572
	AIM Charter			144,835
	Maxim Value Index			79,158
	Putnam Fund for Growth & Income			148,053
	Oakmark Select II			1,295
	Putnam Global Growth			84,991
	Maxim Invesco ADR			1,646
	Fidelity Advisor Overseas			4,127
	Maxim Index Pacific Fund			3,235
	Maxim Index European Fund			1,814
	Maxim Money Market			35,415
	Profile Series I			73,801
	Profile Series II			171,142
	Profile Series III			79,830
	Profile Series IV			52,578
	Profile Series V			6,885
	Capital Corp of the West Stock	Employer Securities		1,496,122
		Money Market		65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Capital Corp of the West 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date:	July 25, 2002

	By:	/S/ R. Dale McKinney
R. Dale McKinney
Chief Financial Officer